

October 6, 2021

Emily Hill
Chief Financial Officer
PTC Therapeutics, Inc.
100 Corporate Court
South Plainfield, NJ 07080

      Re: PTC Therapeutics, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Response dated September 23, 2021
          File No. 001-35969

Dear Ms. Hill:

We have reviewed your September 23, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis
Results of Operations for the years ended December 31, 2020 and 2019
Net Product Revenue, page 153

1. We acknowledge your response to comment number 1, but respectively believe that disclosure of product revenue by each significant product would be useful information for an investor, even if there are only two products. Please confirm that you will provide disclosure in future filings. To the extent that one of the products is not generating significant product revenue, please state that fact. Also, revise to provide disaggregated information by product in your financial statements pursuant to ASC 606-10-55-89 through 55-91 or tell us how you have met the disclosure requirements.

You may contact Gary Newberry at (202) 551-3761 or Mary Mast, Senior Accountant, at (202) 551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences